UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 1)

Aratana Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

03874P101

(CUSIP Number)

Cheryl S. Lu, Esq.

Paul Hastings LLP

515 South Flower Street

Los Angeles, California 90071

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03874P 101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Avalon Ventures IX GP, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,345,543 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 3,345,543 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,345,543 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.75%[1]
14	TYPE OF REPORTING PERSON OO

[1]	Based on a total of 24,322,738 shares of common stock of Aratana Therapeutics, Inc. as of January 15, 2014 as reported on Aratana Therapeutics, Inc.’s Prospectus filed pursuant to Rule 424(b)(1) on January 31, 2014 with the Securities and Exchange Commission.

CUSIP No. 03874P 101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Avalon Ventures IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,345,543 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 3,345,543 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,345,543 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.75%[2]
14	TYPE OF REPORTING PERSON PN

[2]	Based on a total of 24,322,738 shares of common stock of Aratana Therapeutics, Inc. as of January 15, 2014 as reported on Aratana Therapeutics, Inc.’s Prospectus filed pursuant to Rule 424(b)(1) on January 31, 2014 with the Securities and Exchange Commission.

EXPLANATORY NOTE

This amendment to Schedule 13D is being jointly filed by Avalon Ventures IX GP, LLC (“Avalon LLC”) and Avalon Ventures IX, L.P. (“Avalon LP”) (collectively, the “Reporting Persons”, and each a “Reporting Person”).

The Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on July 8, 2013 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1 (as amended, the “Statement”). This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following:

On January 29, 2014, the Reporting Persons, among other selling stockholders, entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and Jeffries LLC, Barclays Capital Inc. and William Blair & Company, L.L.C., as representatives of the several underwriters named therein (the “Underwriters”). Pursuant to the Underwriting Agreement, the Reporting Persons agreed to sell to the Underwriters the number of shares as stated in Item 5(c) below (the “Shares”) in an underwritten secondary public offering (the “Offering”) pursuant to an effective registration statement on Form S-1 filed on January 13, 2014, as amended on January 22, 2014 and January 28, 2014 (the “Registration Statement”). The closing of the Offering and the sale of the Shares pursuant to the Underwriting Agreement occurred on February 3, 2014.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Avalon LP owns 3,345,543 Shares which represent approximately 13.75% of the outstanding shares of Common Stock of the Issuer. All ownership percentages are calculated based on 24,322,738 shares of Common Stock outstanding as of January 15, 2014 as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(1) on January 31, 2014 with the Securities and Exchange Commission (the “Prospectus”).

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c)	On February 3, 2014, the Reporting Persons sold 825,000 Shares in the Offering, as discussed in Item 4 above, pursuant to the Registration Statement.

Item 6.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following sentence at the end of the existing description set forth in Item 6:

Reference is made to the Underwriting Agreement described in Item 4 above.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit J: Underwriting Agreement by and among the Issuer, the selling stockholders and Jeffries LLC, Barclays Capital Inc. and William Blair & Company, L.L.C. dated as of January 29, 2014.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2014

Avalon Ventures IX, L.P.

By:	Avalon Ventures IX GP, LLC
Its:	General Partner

By:	/s/ Douglas Downs
Douglas Downs, Authorized Signatory

Avalon Ventures IX GP, LLC

By:	/s/ Douglas Downs
Douglas Downs, Authorized Signatory